UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   PETERSEN, SIDNEY R.
   1109 EMERALD BAY


   LAGUNA BEACH, CA  92651
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   DIRECTOR
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     1,760          D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Director Non-Qualified Stock   $8.1677                                                                                 05/03/04
Option (right to buy)
Director Non-Qualified Stock   $8.4518                                                                                 05/24/03
Option (right to buy)
Director Non-Qualified Stock   $8.8069                                                                                 09/15/02
Option (right to buy)
Director Non-Qualified Stock   $11.0796                                                                                05/09/05
Option (right to buy)
Director Non-Qualified Stock   $17.2586                                                                                05/07/06
Option (right to buy)
Director Non-Qualified Stock   $18.3750                                                                                05/13/07
Option (right to buy)
Director Non-Qualified Stock   $21.1250                                                                                10/03/06
Option (right to buy)
Non-Qualified Stock Option     $17.3750        05/13/98       A         6,000                             (1)          05/13/08
(right to buy)
Phantom Stock Units (2)                        05/13/98       A         674

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Director Non-Qualified Stock             Common Stock                   2,200                     2,200         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   2,200                     2,200         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   8,800                     8,800         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   2,200                     2,200         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   2,200                     2,200         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Non-Qualified Stock Option     05/13/98  Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Phantom Stock Units (2)        05/13/98  Common Stock                   674           $17.8063    1,660         D   Direct

Explanation of Responses:

(1)
The option, which represents a right to buy, vests in five equal annual installments beginning one year from date of grant.
(2)
1-for-1

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Sidney R. Petersen
DATE 02/11/99